Exhibit (a)(1)(xii)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 10, 2010, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock
of
Sauer-Danfoss Inc.
at
$13.25 Net Per Share
Pursuant to the Offer to Purchase Dated March 10, 2010
by
Danfoss Acquisition, Inc.
A Wholly Owned Subsidiary of
Danfoss A/S

Danfoss Acquisition, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Danfoss A/S, a corporation organized under the laws of Denmark (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Sauer-Danfoss Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries (the “Danfoss Group”) for $13.25 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 7, 2010, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire as many of the publicly-held Shares as possible as a first step in acquiring the entire equity interest in the Company. If, following consummation of the Offer, the Danfoss Group collectively owns at least 90% of the outstanding Shares, then, as soon as reasonably practicable thereafter, each member of the Danfoss Group (other than the Purchaser) intends to contribute all of its Shares to the Purchaser, and cause the Purchaser and the Company to consummate, unless it is not lawful to do so, a “short-form” merger under Delaware law in which all Shares held by stockholders other than the Purchaser would be converted into the right to receive cash equal to the same price per Share as was paid in the Offer, without interest (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law).

As publicly announced by Parent on December 22, 2009, the initial offer price contemplated by Parent in the Offer was $10.10 per share. Parent agreed to increase the offer price to $13.25 per Share after discussions with representatives of the special committee of the board of directors of the Company with respect to the terms of the offer. Parent has been informed that the special committee, which is comprised of non-management independent directors, has determined, based on written assurances from Parent that the Offer will be made at the price, and on the other terms and conditions set forth in the Offer to Purchase, a copy of which has been provided to and reviewed by representatives of the special committee, to recommend to the stockholders of the Company (other than Parent and its affiliates) that they accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

Stockholders who have Shares registered in their own names and tender directly to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if it charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not have to pay transfer taxes on the sale of Shares pursuant to the Offer.

The Offer is conditioned upon, among other things, satisfaction of (i) a non-waivable condition that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by (a) the Danfoss Group, (b) the controlling stockholder of Parent, Bitten & Mads Clausens Fond, and (c) each of the respective officers and directors of the Danfoss Group, Bitten & Mads Clausens Fond and the Company (the “Majority of the Minority Condition”) and (ii) a condition, which may be waived by the Purchaser in its sole discretion, that there shall have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares that, when added to the number of Shares already owned by the Danfoss Group, represents at least 90% of the Shares outstanding immediately prior to the expiration of the Offer. The Majority of the Minority Condition is not waiveable.  There is no financing condition to the Offer. Parent is financing the Offer from its existing cash reserves and existing financing sources.  These and the other conditions to the Offer are described in the Offer to Purchase.

If any condition to the Offer is not satisfied, the Purchaser may (i) terminate the Offer, and therefore not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights described below, retain all such Shares until the expiration of the Offer as so extended, (iii) waive all conditions to the Offer that remain unsatisfied (other than the Majority of the Minority Condition, which is not waivable) or otherwise amend the Offer in any respect (other than to decrease the offer price) and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered and not withdrawn prior to the Expiration Date (as defined in the Offer to Purchase) or (iv) delay acceptance for payment or payment for Shares, subject to any applicable rules and regulations of the Securities and Exchange Commission, until satisfaction or waiver (where permissible) of all conditions to the Offer relating to governmental or regulatory approvals.

Subject to any applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right in its sole discretion to extend the Offer at any time and from time to time for any reason by giving oral or written notice of such extension to the Depositary and by making a public announcement thereof. After the expiration of the Offer, the Purchaser may, but is not obligated to, provide for a subsequent offering period. A subsequent offering period, if provided, will be an additional period of time, beginning after the Purchaser has purchased Shares tendered in the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the price paid for Shares in the Offer. The Purchaser does not currently intend to include a subsequent offering period, although it reserves the right to do so. If the Purchaser includes a subsequent offering period, the Purchaser may extend it from time to time.

The Purchaser will be deemed to have accepted for payment Shares tendered pursuant to the Offer when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares accepted for payment will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase)) and (iii) any other required documents.

You can withdraw some or all of the Shares that you previously tendered in the Offer at any time prior to the expiration of the Offer. Shares may also be withdrawn after May 10, 2010 unless theretofore accepted for payment as provided in the Offer to Purchase. Once the Purchaser accepts Shares for payment, you will no longer be able to withdraw them.

For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase) through the Book-Entry Transfer Facility) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

In general, the sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. All stockholders should consult their own tax advisor about the tax consequences to them of participating in the Offer in light of their particular circumstances.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

Parent has made a request to the Company for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related documents are being mailed to record holders of Shares and to brokers, dealers, commercial banks, trust companies and other nominees whose names are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information. Stockholders should carefully read both in their entirety before any decision is made with respect to the Offer.

Any questions or requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained promptly, at our expense, from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. We will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1200 Wall Street West, 3rd Floor
Lyndhurst, New Jersey 07071

Bank and Brokers Call: (201) 806-7300
All others call (877) 896-3190 Toll-Free